UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 21, 2017

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Closing of Notes Offering

On November 21, 2017, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with the Company, the “Co-Issuers”), completed the sale of $305.0 million in aggregate principal amount of 11.25% Senior Secured Notes due 2022 (the “Notes”). A copy of the press release announcing the closing of the Notes offering is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

In connection with the closing of the Notes offering, the Co-Issuers and the guarantors of the Notes and Wells Fargo Bank, National Association, as trustee and collateral trustee, entered into the Indenture, dated as of November 21, 2017, relating to the Notes (the “Indenture”). Interest on the Notes will be payable on February 15 and August 15 of each year, beginning February 15, 2018, and the Notes will mature on August 15, 2022. On or after November 21, 2017, the Co-Issuers may redeem some or all of the Notes at the redemption prices set forth in the Indenture. The Co-Issuers may also redeem all, but not less than all, of the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase Notes from holders.

The Notes are the senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to their existing and future secured indebtedness and that of the guarantors to the extent of the assets such indebtedness. The Notes will also be structurally subordinated to the obligations of any existing or future non-guarantor subsidiary. The Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors in each of Navios Maritime Partners, L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. (collectively, the “Collateral”). The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis by all of Navios Holdings’ direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The Indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the Indenture, which is attached as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Expiration of Tender Offer Early Tender Deadline

On November 21, 2017, Navios Holdings announced the expiration of the November 20, 2017 early tender deadline under its previously announced cash tender offer (the “Tender Offer”) for any and all of the Co-Issuers outstanding 8 1/8% Senior Notes due 2019 (the “2019 Notes”). A copy of the press release is furnished as Exhibit 99.3 to this Report on Form 6-K and is incorporated herein by reference.

Pursuant to the terms of the Tender Offer, on November 21, 2017, the Co-Issuers accepted for payment, and paid for, all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $266,261,000 in aggregate principal amount (representing approximately 91.47%) of outstanding 2019 Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the early tender deadline, the Co-Issuers satisfied and discharged the indenture governing the 2019 Notes and issued a notice of redemption as described in more detail below.

Any 2019 Notes validly tendered after the early tender deadline but before the expiration of the Tender Offer will be eligible to receive the tender offer consideration of $973.75 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2019 Notes, but not the early tender premium. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on December 5, 2017, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2019 Notes may not be withdrawn. The Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2019 Notes tendered after the early tender deadline.

Redemption of Remaining 2019 Notes

On November 21, 2017, the Co-Issuers also announced that they will redeem for cash all 2019 Notes that remain outstanding on December 5, 2017 after completion of the Tender Offer, at a redemption price of $1,000 per $1,000 principal amount of 2019 Notes, plus accrued and unpaid interest to, but not including, that redemption date. The Co-Issuers issued an official notice of redemption to holders of the 2019 Notes on November 21, 2017 and satisfied and discharged the indenture governing the 2019 Notes.

The information contained in this Report is incorporated by reference into the Registration Statement on Form S-8, File No. 333-202141, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses, unless otherwise indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chairman of the Board and Chief Executive Officer
Date:	November 21, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated November 21, 2017.

99.2	Indenture, dated as of November 21, 2017.

99.3	Press release, dated November 21, 2017.